Form SD

Exhibit 1.01

Hickok Incorporated
Conflict Minerals Report
For The Year Ended December 31, 2015

Conflict Minerals Report of Hickok Incorporated in Accordance with Rule 13p-I under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Hickok Incorporated (OTC Pink:HICKA) for calendar year 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Hickok Incorporated undertook developing a Policy and performing due diligence to determine the conflict minerals status of the necessary conflict minerals used in its' products that use electronic components. In conducting its due diligence, Hickok has continued to review its' suppliers for compliance with its' Dodd-Frank Conflict-Free Minerals Legislation Policy as new items were ordered. In all but several instances the Company has been able to verify that its' suppliers have implemented due diligence efforts to comply with the Conflict Minerals requirements of the Dodd Frank Act. Most of the Company's suppliers are publically held distribution companies required to submit their own Form SDs. In the several instances where compliance could not be verified Hickok has determined in good faith that for calendar year 2015, its conflict minerals status resulting from its due diligence efforts shows a portion to be "DRC conflict undeterminable" and the remainder to be "DRC conflict free" (terms as defined in the 1934 Act).

As a company in the electronic tool assembly business, Hickok is several levels removed from the actual mining of conflict minerals. Hickok does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012 for Small Reporting Companies.

Hickok's due diligence measures include:

- Conducting supply-chain surveys in accordance with our Policy with our suppliers of components containing conflict minerals. During 2015 we updated our Reporting Form and the revision improved response rates from suppliers.

- Sending due diligence questionnaires to suppliers that could not be verified as having published Conflict Materials Policies or public filings indicating their compliance with the Conflict Materials law.

As a result of the due diligence measures described above, Hickok has determined that the components we purchase from domestic suppliers are conflict mineral free. However for several components that are purchased from foreign suppliers we cannot make this determination due to a lack of information from their suppliers for certain printed circuits and plated screw machine parts to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Over this compliance period Hickok updated our questionnaire and took additional steps in an effort to improve the information gathered from its due diligence to further mitigate the risk that its' necessary conflict minerals do not benefit armed groups. The increased efforts improved response rates slightly but did not result in coverage of all suppliers of materials we use within the scope of the Dodd-Frank Conflict Minerals Legislation Policy. Our conclusion is that the suppliers that would not respond are also so far removed from the materials sources that might use conflict minerals from the covered countries they cannot get reliable confirmation that any of the subject mineral sources are not within the covered countries and therefore cannot reply.

The Conflict Minerals Disclosure is available at www.hickok-inc.com/about-us/financial-information.html.